DWS Investments
Structured Notes
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DWS Investments
Deutsche Bank Group

           Basket Linked Capped Buffered Underlying Securities (BUyS)

Domestic Equities    Bullish   Short Term Investment   Fee-Based Accounts

Indicative Terms as of March 31, 2009

CUSIP:                   2515A0 C2 7

Issuer:                  Deutsche Bank AG, London Branch

Rating(1):               Moody's Aa1 / S&P A+

Maturity / Tenor:        15 Months

Basket:                  S&P Midcap 400(R) Index, S&P 500(R) Index and Russell
                         2000(R) Index (each, a Basket Index and, collectively,
                         the Basket Indices)

Initial Basket
Level:                   100

Final Basket
Level:                   100 x [1 + (S&P Midcap 400 Return x 50.00%) + (S&P 500
                         Return x 30.00%) + (Russell 2000 Return x 20.00%)],
                         where S&P Midcap 400 Return, S&P 500 Return, and
                         Russell 2000 Return are each the performance of the
                         respective Basket Indices, expressed as a percentage,
                         from the respective index closing level on the Trade
                         Date to the respective index closing level on the Final
                         Valuation Date.

Basket Return:           Final Basket Level - Initial Basket Level
                         -----------------------------------------
                                    Initial Basket Level

Participation
Rate:                    200.00% (subject to the Basket Return Cap)

Basket Return Cap:       10.90% - 14.50% (TBD on Trade Date)

Maximum Return:          21.80% - 29.00% (TBD on Trade Date)

Buffer Level:            10% of the Initial Basket Level (first 10% depreciation
                         of the Basket is fully protected)

Payment at               If the Final Basket Level:
Maturity:
                         (a) is greater than or equal to the Initial Basket
                         Level, a cash payment equal to the Basket Return
                         multiplied by the Participation Rate. Accordingly,
                         subject to the Maximum Return, the Payment at Maturity
                         will be: $1,000 + ($1,000 x Basket Return x
                         Participation Rate); OR

                         (b) is less than the Initial Basket Level, and such
                         decline is equal to or less than the Buffer Level, the
                         Payment at Maturity will be $1,000; OR

                         (c) is less than the Initial Basket Level, and such
                         decline is greater than the Buffer Level, the Payment
                         at Maturity will be $1,000 + [$1,000 x (Basket Return +
                         Buffer Level)].

Discounts and
Commissions:             The Agents will not receive a commission in connection
                         with the sales of the BUyS. Deutsche Bank Securities
                         Inc. may pay referral fees to other broker-dealers of
                         up to 0.50% or $5.00 per $1,000 face amount. Deutsche
                         Bank Securities Inc. may pay custodial fees to other
                         broker-dealers of up to 0.25% or $2.50 per $1,000 face
                         amount.

Agents:                  Deutsche Bank Securities Inc. and Deutsche Bank Trust
                         Company Americas

                         Best Case Scenario at Maturity

If the Basket Return is positive, investors will receive 200% of the performance of the Basket Return at maturity, subject to a Basket Return Cap of between
10.90% and 14.50% (TBD on Trade Date) for a Maximum Return of 21.80% and 29.00%
(TBD on Trade Date).

                         Worst Case Scenario at Maturity

If the Final Basket Level is lower than the Initial Basket Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1%
decline in the Basket beyond the Buffer Level. Subject to the credit of the
Issuer, the maximum loss at maturity on an investment is 90%.

                                    Benefits

o    Exposure to a domestic basket of equity indices

o    Leveraged participation if the Basket Return is positive and protection for the first 10% of depreciation if the Basket Return Is negative

o    BUyS will outperform the Basket at maturity if the Final Basket Level is below the Initial Basket Level

                                      Risks

o    Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the weighted performance of the Basket Indices, you may lose up to 90% of your initial investment

o    Return on the BUyS is limited by the Basket Return Cap and will not benefit from any appreciation of the Basket beyond the Basket Return Cap

o    Basket Indices expose you to various risks

o    An investment in BUyS is subject to the credit of the Issuer

                                 Important Dates

  Offering Period:                        March 31 - April 27, 2009
  Trade Date:                                        April 27, 2009
  Settlement Date:                                   April 30, 2009
  Final Valuation Date:                               July 27, 2010
  Maturity Date:                          July 30, 2010 (15 Months)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-137902
                                      Dated March 31, 2009      R-6034-1 [08/08]

                      NOT FDIC / NCUA INSURED OR GUARANTEED
               MAY LOSE VALUE * NO BANK GUARANTEE NOT A DEPOSIT
                  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

(1) As of March 31, 2009. A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank
AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

             DWS Structured Products 1.866.637.9185 www.dws-sp.com

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Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 10%, a Participation Rate of 200% and a Basket Return Cap of 12.70%)
Change in Basket Indices (%)	Basket Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-40.00%	-40.00%	-30.00%	$700.00
-30.00%	-30.00%	-20.00%	$800.00
-15.00%	-15.00%	-5.00%	$950.00
-5.00%	-5.00%	0.00%	$1,000.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	5.00%	10.00%	$1,100.00
10.00%	10.00%	20.00%	$1,200.00
15.00%	12.70%	25.40%	$1,254.00
25.00%	12.70%	25.40%	$1,254.00
30.00%	12.70%	25.40%	$1,254.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS – The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the weighted performance of the Basket Indices and will depend on whether, and the extent to which, the Basket performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE BASKET RETURN CAP - The Basket Return cannot exceed the Basket Return Cap of between 10.90% and 14.50% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,218.00 and $1,290.00 (to be determined on the Trade Date) for each $1,000 face amount of the BUyS you hold, regardless of any increase in the Basket beyond the Basket Return Cap.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY - Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Basket Indices.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES OR THE MARKET VALUE OF THE BUyS - We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Basket Indices or the value of the BUyS.

POTENTIAL CONFLICTS - Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS - In addition to the level of the Basket Indices on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

COUNTERPARTY RISK - The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

LACK OF LIQUIDITY - There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER - Price movements in the Basket Indices may not correlate with each other. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR - Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 635J  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement, term sheet No. 635J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

DWS Structured Products    1.866.637.9185    www.dws-sp.com